                                                                    EXHIBIT 99.1

                                     [LOGO]

                            ------------------------

                                NOTICE OF ANNUAL
                            MEETING OF SHAREHOLDERS

                             ---------------------

    NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of CELESTICA INC. (the "Corporation") will be held in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, on Tuesday, the 15th day of April, 2003, at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2002, together with the report of the auditors thereon;

2.  to elect directors for the ensuing year;

3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

4. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

    Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

    Only shareholders of record at the close of business on March 14, 2003 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

    DATED at Toronto, Ontario this 18th day of March, 2003.

                                          By Order of the Board of Directors

                                          /s/ Elizabeth L. DelBianco
                                          --------------------------------

                                          Elizabeth L. DelBianco
                                          Vice-President, General Counsel
                                          and Secretary
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                                     [LOGO]

                                 Celestica Inc.
                           1150 Eglinton Avenue East
                        Toronto, Ontario, Canada M3C 1H7

                        MANAGEMENT INFORMATION CIRCULAR
                              AND PROXY STATEMENT

    IN THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT WHERE STATED OTHERWISE. UNLESS STATED OTHERWISE, ALL REFERENCES TO "US$" OR "$" ARE TO U.S. DOLLARS AND ALL REFERENCES TO "C$" ARE TO CANADIAN DOLLARS. UNLESS OTHERWISE INDICATED, ANY REFERENCE IN THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT TO A CONVERSION BETWEEN US$ AND C$ IS GIVEN AS OF FEBRUARY 28, 2003. AT THAT DATE, THE CLOSING BUYING RATE IN NEW YORK CITY FOR CABLE TRANSFERS IN CANADIAN DOLLARS WAS US$1.00 = C$1.4880, AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.

                            MANAGEMENT SOLICITATION

    THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF MANAGEMENT OF CELESTICA INC. (THE "CORPORATION" OR "CELESTICA") FOR USE AT THE ANNUAL MEETING (THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT 10:00 A.M. (TORONTO TIME) ON APRIL 15, 2003 IN THE IMPERIAL ROOM OF THE FAIRMONT ROYAL YORK HOTEL, 100 FRONT STREET WEST, TORONTO, ONTARIO, OR ANY POSTPONEMENT(S) OR ADJOURNMENT(S) THEREOF, FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. EXCEPT AS OTHERWISE STATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF FEBRUARY 28, 2003. IN DECEMBER 1999, CELESTICA COMPLETED A TWO-FOR-ONE SPLIT OF ITS SUBORDINATE AND MULTIPLE VOTING SHARES BY WAY OF A STOCK DIVIDEND. ALL HISTORICAL INFORMATION HAS BEEN RESTATED TO REFLECT THE EFFECT OF THE TWO-FOR-ONE SPLIT ON A RETROACTIVE BASIS.

    The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the notice of meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. The Corporation will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of shares of the Corporation in accordance with the rules of the New York Stock Exchange. It is anticipated that copies of this Circular and accompanying proxy will be distributed to shareholders on or about March 25, 2003.

                                    PROXIES

VOTING OF PROXIES

    THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE OFFICERS OF THE CORPORATION AND WILL REPRESENT MANAGEMENT OF THE CORPORATION AT THE MEETING. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY, TO REPRESENT THE SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON OR COMPANY IN THE BLANK SPACE PROVIDED IN SUCH FORM OF PROXY.

    The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

    As of the date of this Circular, management of the Corporation was not aware of any such amendments or other matters to come before the Meeting. However, if any amendments, variations or other matters which are
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not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

    The shares represented by proxies which are hereby solicited will be voted for or against, or withheld from voting, as the case may be, in accordance with the instructions of the shareholder on any ballot that may be called for, and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly.

    IN RESPECT OF PROXIES IN WHICH A SHAREHOLDER HAS NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING FOR THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS OF THE CORPORATION AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS OF THE CORPORATION, THE SHARES REPRESENTED BY SUCH PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

DEPOSIT OF PROXIES

    To be effective, proxies must be deposited with Computershare Trust Company of Canada ("Computershare"), the registrar and transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada,
M5J 2Y1 not later than 5:00 p.m. (Toronto time) on April 14, 2003 or at least 24 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

REVOCATION OF PROXIES

    Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare shown above at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to being voted at the Meeting or any adjournment or postponement thereof. The execution of a proxy will not affect a shareholder's right to attend the Meeting and vote in person.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

    The authorized capital of the Corporation consists of an unlimited number of preference shares ("Preference Shares"), issuable in series, an unlimited number of subordinate voting shares ("Subordinate Voting Shares") and an unlimited number of multiple voting shares ("Multiple Voting Shares"), of which no Preference Shares, 189,102,903 Subordinate Voting Shares and 39,065,950 Multiple Voting Shares were issued and outstanding as at February 28, 2003.

    The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law. The Subordinate Voting Shares carry one vote per share and the Multiple Voting Shares carry 25 votes per share. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Multiple Voting Shares and Subordinate Voting Shares held by persons present in person or by proxy, voting together as a single class. The presence, in person or by proxy, of at least two shareholders representing not less than 35% of the total number of issued voting shares is necessary for a quorum at the Meeting.

    Only shareholders of record at the close of business on March 14, 2003 will be entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof, except to the extent that a person has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later

                                       2
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than 10 days before the Meeting or any adjournment or postponement thereof that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

    As of February 28, 2003 the only persons or corporations who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation are as follows:

                                                                                         PERCENTAGE OF
                                                                            PERCENTAGE    ALL EQUITY     PERCENTAGE OF
NAME OF BENEFICIAL OWNER(1)   TYPE OF OWNERSHIP       NUMBER OF SHARES       OF CLASS       SHARES       VOTING POWER
---------------------------  -------------------   ----------------------   ----------   -------------   -------------
Onex Corporation(2)......    Direct and Indirect    39,065,950 Multiple         100%         17.1%           83.8%
                                                       Voting Shares            1.8%          1.5%               *
                                                   3,483,238 Subordinate
                                                       Voting Shares

Gerald W. Schwartz(3)....    Direct and Indirect    39,065,950 Multiple         100%         17.1%           83.8%
Toronto, Ontario                                       Voting Shares            1.9%          1.6%               *
                                                   3,671,982 Subordinate
                                                       Voting Shares

-------------

  * Less than 1%

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities.

(2) Includes 11,635,958 Multiple Voting Shares held by wholly-owned subsidiaries of Onex Corporation ("Onex"), 1,540,734 Subordinate Voting Shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 33,754 Subordinate Voting Shares representing an undivided interest of approximately 10.2% in 330,872 Subordinate Voting Shares, and 280,376 Subordinate Voting Shares directly or indirectly held by certain officers of Onex Corporation which Onex Corporation has the right to vote. Of these shares, 9,214,320 Subordinate Voting Shares may be delivered, at the issuer's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 issued by certain subsidiaries of Onex and 1,757,467 Subordinate Voting Shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If a debenture is exercised or an equity forward agreement is settled and the issuer of the debenture or, in the case of an equity forward agreement, Onex does not elect to satisfy its obligations in cash rather than delivering Subordinate Voting Shares, if the issuer or Onex, as the case may be, does not hold a sufficient number of Subordinate Voting Shares to satisfy its obligations, the requisite number of Multiple Voting Shares held by such person will immediately be converted into Subordinate Voting Shares, which will be delivered to satisfy such obligations.

(3) Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex Corporation, or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex Corporation. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex Corporation, and controls Onex Corporation through his ownership of shares with a majority of the voting rights attaching to all shares of Onex Corporation. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex Corporation.

TRUST AGREEMENT

    Onex Corporation, which, directly or indirectly, owns all of the outstanding Multiple Voting Shares, has entered into an agreement with Computershare, as trustee for the benefit of the holders of the Subordinate Voting Shares, which has the effect of preventing transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would be entitled in the event of a take-over bid for the Multiple Voting Shares if the Multiple Voting Shares were Subordinate Voting Shares.

                                       3
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                   MATTERS FOR CONSIDERATION OF SHAREHOLDERS

ELECTION OF DIRECTORS

    It is proposed to nominate the eight persons listed below for election as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Other than Mr. Szuluk, all such proposed nominees are now directors of the Corporation and have been since the dates indicated. The Articles of the Corporation provide for a minimum of three and a maximum of 20 directors. By resolution dated March 7, 2003, the board of directors of the Corporation (the "Board of Directors") set the number of directors of the Corporation to be elected at the Meeting at eight.

    Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the election as directors of the proposed nominees listed below. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

    A brief statement of the business experience, age and principal occupation for each person nominated for election as a director of the Corporation is set forth below. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

NAME AND MUNICIPALITY                                                    BENEFICIALLY OWNED DIRECTLY
OF RESIDENCE                         AGE      BECAME A DIRECTOR               OR INDIRECTLY(1)
---------------------              --------   ------------------   ---------------------------------------
Eugene V. Polistuk(2)               56        October 1996         720,892 Subordinate Voting Shares(6)
AURORA, ONTARIO

Robert L. Crandall(2)(3)(4)(5)      67        July 1998            110,000 Subordinate Voting Shares(7)
DALLAS, TEXAS                                                      15,130 Liquid Yield Option-TM- Notes(8)

William Etherington(3)(4)(5)        61        October 2001         16,250 Subordinate Voting Shares(9)
TORONTO, ONTARIO

Richard S. Love(3)(4)(5)            65        July 1998            105,000 Subordinate Voting Shares(10)
LOS ALTOS HILLS, CALIFORNIA

Anthony R. Melman(2)(4)(5)          55        October 1996         450,000 Subordinate Voting Shares(11)
TORONTO, ONTARIO

Gerald W. Schwartz                  61        July 1998            39,065,950 Multiple Voting Shares(12)
TORONTO, ONTARIO                                                   3,671,982 Subordinate Voting Shares(12)

Charles W. Szuluk                   60        --                   None
VERO BEACH, FLORIDA

Don Tapscott(3)(4)(5)               55        September 1998       93,000 Subordinate Voting Shares(13)
TORONTO, ONTARIO

------------

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2) Member of the Corporation's Executive Committee.

(3) Member of the Corporation's Audit Committee.

(4) Member of the Corporation's Compensation Committee.

(5) Member of the Corporation's Nominating and Corporate Governance Committee

(6) Represents 122,559 Subordinate Voting Shares held directly and 598,333 Subordinate Voting Shares subject to exercisable options as described in the table on page 8.

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(7) Represents 10,000 Subordinate Voting Shares and 100,000 Subordinate Voting
    Shares subject to exercisable options at exercise prices between $8.75 and $48.69.

(8) Each Liquid Yield Option-TM- Note is convertible into 5.6748 Subordinate Voting Shares at the option of the holder.

(9) Represents 10,000 Subordinate Voting Shares and 6,250 Subordinate Voting Shares subject to exercisable options at exercise prices between $32.40 and $35.95.

(10) Represents 5,000 Subordinate Voting Shares and 100,000 Subordinate Voting Shares subject to exercisable options at exercise prices between $8.75 and $48.69.

(11) Includes 274,588 Subordinate Voting Shares owned by Onex which are subject to options granted to Mr. Melman pursuant to certain management investment plans of Onex.

(12) Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex.
    Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex.

(13) Represents 93,000 Subordinate Voting Shares subject to exercisable options at exercise prices between $8.75 and $48.69.

    EUGENE V. POLISTUK is the founder, Chairman of the Board of Directors and Chief Executive Officer of Celestica. He has been the Chief Executive Officer of Celestica since its establishment in 1994, and was the Corporation's President until February 2001. Since 1986, Mr. Polistuk has been instrumental in charting Celestica's transformation and executing the company's successful evolution from its early history as an operating unit with IBM, to a standalone public company and leader in the electronics manufacturing services industry. Previously, Mr. Polistuk spent 25 years with IBM Canada where, over the course of his career, he managed all key functional areas of the business. In 1994, he was presented with the '2T5 Meritorious Service Medal' in recognition of his meritorious service in and for the profession, by his peers in the University of Toronto Engineering Alumni Association. And more recently, in 2002,
Mr. Polistuk was inducted by the University of Toronto into its Engineering Hall of Distinction for his contributions to engineering and society. Mr. Polistuk holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto and a Doctor of Engineering (Hon.) from Ryerson University.

    ROBERT L. CRANDALL is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/ American Airlines Inc. Mr. Crandall was appointed Lead Director of Celestica in December 2002. He is also a director of Anixter International Inc., the Halliburton Company, and i2 Technologies Inc. He also serves on the International Advisory Board of American International
Group, Inc. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

    WILLIAM A. ETHERINGTON is a corporate director serving on the boards of Celestica, Canadian Imperial Bank of Commerce, Dofasco Inc., MDS Inc. and AT&T Canada. He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. After joining IBM Canada in 1964,
Mr. Etherington ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York. He retired from IBM after a 37-year career. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

    RICHARD S. LOVE is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council.
Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University, and a Master of Business Administration degree from Fairleigh Dickinson University.

    ANTHONY R. MELMAN is a Vice President of Onex. Dr. Melman joined Onex Corporation in 1984. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian

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Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

    GERALD W. SCHWARTZ is the Chairman of the Board and Chief Executive Officer of Onex Corporation. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, Phoenix Entertainment Corp. and Vincor International Inc., and Chairman of Loews Cineplex Entertainment Corp. Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews, The Board of Associates of the Harvard Business School and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.

    CHARLES W. SZULUK, formerly an officer of The Ford Motor Company, was President of Visteon Automotive Systems, and a former Group Vice President. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

    DON TAPSCOTT is an internationally respected authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business.
Mr. Tapscott is President of New Paradigm Learning Corporation -- a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

APPOINTMENT OF AUDITORS

    It is proposed that KPMG LLP be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The Audit Committee of the Board of Directors negotiates with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditors of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

    In 2002, KPMG LLP billed the Corporation $1.7 million for the audit of the Corporation's annual financial statements, $0.4 million for audit-related services and $1.5 million for tax and other services. KPMG LLP did not provide any financial information systems design or implementation services to the Corporation during 2002. The Corporation's Audit Committee has considered that the provision of the non-audit services is compatible with maintaining
KPMG LLP's independence. The Corporation also used other public accounting firms for consulting and other services for fees totalling $3.1 million.

    It is intended that, on any ballot that may be called for relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld. KPMG LLP have been auditors of the Corporation since October 14, 1997.

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                    COMPENSATION OF NAMED EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

    The following table sets forth the compensation of the Chief Executive Officer of Celestica and the four other most highly compensated executive officers of Celestica and its subsidiaries (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Corporation.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                                                ------------
                                                                                 SECURITIES
                                                  ANNUAL COMPENSATION(1)           UNDER
                                              -------------------------------     OPTIONS         ALL OTHER
NAME AND PRINCIPAL POSITION                     YEAR      SALARY      BONUS      GRANTED(2)    COMPENSATION(3)
---------------------------                   --------   --------   ---------   ------------   ---------------
                                                          (US$)       (US$)         (#)             (US$)
Eugene V. Polistuk..........................    2002     700,000       --          150,000         645,161
  CHAIRMAN OF THE BOARD AND                     2001     700,000       --          150,000         225,962
  CHIEF EXECUTIVE OFFICER                       2000     550,000    1,300,000      100,000         206,974

J. Marvin MaGee.............................    2002     525,000       --          110,000          31,589
  PRESIDENT AND CHIEF OPERATING OFFICER         2001     516,250       --          135,000          61,947
                                                2000     360,000      510,000       40,000          34,107

Anthony P. Puppi............................    2002     400,000       --           60,000         117,608
  EXECUTIVE VICE-PRESIDENT, CHIEF FINANCIAL     2001     400,000       --           59,000          55,565
  OFFICER AND GENERAL MANAGER -- GLOBAL         2000     370,000      524,000       35,000          50,525
  SERVICES

R. Thomas Tropea............................    2002     400,000       --           45,000          11,500
  VICE-CHAIRMAN, GLOBAL CUSTOMER UNITS AND      2001     400,000       --           59,000          10,200
  WORLDWIDE MARKETING AND BUSINESS              2000     350,000      495,000       35,000           5,100
  DEVELOPMENT

Stephen Delaney.............................    2002     333,750       --           75,000(5)        7,000
  PRESIDENT, AMERICAS                           2001     204,694(4)   150,000(6)    140,000(7)     154,500(8)

------------

(1) Excludes perquisites and other benefits because such compensation did not exceed 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2) See table under "Options Granted During Year Ended December 31, 2002".

(3) Represents amounts set aside to provide benefits under Celestica's pension plans (see "Pension Plans").

(4) Mr. Delaney joined Celestica Corporation in May 2001. The amount specified represents Mr. Delaney's salary from his date of hire to the end of the year.

(5) Includes 25,000 options granted to Mr. Delaney on October 1, 2002 when he assumed responsibility for the Americas.

(6) Represents the amount the Corporation agreed to pay to Mr. Delaney at his date of hire as a bonus for the year ended December 31, 2001.

(7) Includes 100,000 options granted to Mr. Delaney upon joining Celestica Corporation.

(8) Includes $150,000 paid to Mr. Delaney upon joining Celestica Corporation.

OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2002

    The following table sets out options to purchase Subordinate Voting Shares granted by the Corporation to the Named Executive Officers during the year ended December 31, 2002.

                                                                               MARKET VALUE OF
                             SUBORDINATE     % OF TOTAL       EXERCISE OR        SUBORDINATE
                            VOTING SHARES      OPTIONS         BASE PRICE       VOTING SHARES
                            UNDER OPTIONS    GRANTED TO     PER SUBORDINATE    ON THE DATE OF
                             GRANTED(1)     EMPLOYEES IN    VOTING SHARE(1)       GRANT(1)
NAME                             (#)            2002          ($/SECURITY)      ($/SECURITY)     EXPIRATION DATE
----                        -------------   -------------   ----------------   ---------------   ----------------
Eugene V. Polistuk........     150,000          3.9%             C$29.11           C$29.11       December 3, 2012

J. Marvin MaGee...........     110,000          2.8%             C$29.11           C$29.11       December 3, 2012

Anthony P. Puppi..........      60,000          1.5%             C$29.11           C$29.11       December 3, 2012

R. Thomas Tropea..........      45,000          1.2%            US$18.66          US$18.66       December 3, 2012

Stephen Delaney...........      25,000          0.6%            US$13.10          US$13.10       October 1, 2012
                                50,000          1.3%            US$18.66          US$18.66       December 3, 2012

------------

(1) Options vest in four equal annual instalments.

OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND VALUE OF
  OPTIONS AT DECEMBER 31, 2002

    The following table sets out certain information with respect to options to purchase Subordinate Voting Shares that were exercised by Named Executive Officers during the year ended December 31, 2002 and Subordinate Voting Shares under option to the Named Executive Officers as at December 31, 2002.

                                                                                                  VALUE OF UNEXERCISED
                          SUBORDINATE                        UNEXERCISED OPTIONS AT              IN-THE-MONEY OPTIONS AT
                         VOTING SHARES     AGGREGATE            DECEMBER 31, 2002                 DECEMBER 31, 2002(2)
                          ACQUIRED ON        VALUE      ---------------------------------   ---------------------------------
NAME                        EXERCISE      REALIZED(1)   EXERCISABLE(3)   UNEXERCISABLE(3)   EXERCISABLE(3)   UNEXERCISABLE(3)
----                     --------------   -----------   --------------   ----------------   --------------   ----------------
Eugene V. Polistuk.....      --               --            598,333           347,500         $2,738,230          --

J. Marvin MaGee........      --               --            252,382           248,750         $  962,551          --

Anthony P. Puppi.......      14,869         $139,769        193,446           139,250         $  483,210          --

R. Thomas Tropea.......      --               --            271,302           170,888         $  998,053         $249,513

Stephen Delaney........      --               --             35,000           180,000                 --         $ 25,000

------------

(1) Based on the closing price of the underlying shares on the New York Stock Exchange on the date of exercise of the options.

(2) Based on the closing price of the Subordinate Voting Shares on the New York Stock Exchange on December 31, 2002 of $14.10.

(3) Options granted under the ESPO Plans and the LTIP. Exercisable options include options that vested on January 1, 2003.

PENSION PLANS

    Messrs. Polistuk, Puppi and MaGee each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Customs and Revenue Agency maximum pension benefits.

    Mr. MaGee participates only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 6% of earnings annually on behalf of Mr. MaGee.

    Messrs. Polistuk and Puppi participate only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Plan is of a modified career average design with benefits based on a three-year earnings average to December 31 of a designated base year (the "Base Year"). In 2002, the Base Year was updated to December 31, 2001 and may be updated from time to time until December 31, 2009. The formula for calculating benefits for the period after October 22, 1996 is the greater of 1.2% of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

    The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

                       CANADIAN PENSION PLAN TABLE(1),(2)

                                                  YEARS OF SERVICE
                                -----------------------------------------------------
EARNINGS AVERAGE                   20             25             30             35
----------------                --------       --------       --------       --------
$400,000......................  $113,000       $142,000       $170,000       $170,000
$600,000......................  $171,000       $214,000       $257,000       $257,000
$800,000......................  $229,000       $287,000       $344,000       $344,000
$1,000,000....................  $287,000       $359,000       $431,000       $431,000
$1,200,000....................  $345,000       $432,000       $518,000       $518,000
$1,400,000....................  $403,000       $504,000       $605,000       $605,000
$1,600,000....................  $461,000       $577,000       $692,000       $692,000
$1,800,000....................  $519,000       $649,000       $779,000       $779,000

------------

(1) This table assumes total of retirement age and years of service is greater than or equal to 80.

(2) All amounts are shown converted into U.S. dollars from Canadian dollars at an exchange rate of US$1.00 = C$1.4880.

    As at December 31, 2002, Messrs. Polistuk and Puppi had completed 34 and 23 years of service, respectively.

    During the year ended December 31, 2002, Celestica accrued an aggregate of $749,574 to provide pension benefits for Messrs. Polistuk, Puppi and MaGee pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2002 for the purpose of providing pension, retirement or similar benefits for Messrs. Polistuk, Puppi and MaGee pursuant to any other plans.

    Messrs. Tropea and Delaney participate in the "U.S. Plan". The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation. Celestica may make contributions for the benefit of eligible employees.

    During the year ended December 31, 2002, Celestica contributed $18,500 to the U.S. Plan for the benefit of Messrs. Tropea and Delaney. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2002 for the purpose of providing pension, retirement or similar benefits for Messrs. Tropea and Delaney.

EMPLOYMENT AGREEMENTS

    Messrs. Polistuk and Puppi each entered into an employment agreement with Celestica as of October 22, 1996. Mr. Tropea entered into an employment agreement with Celestica as of June 30, 1998. Each agreement provides for the executive's base salary and for benefits in accordance with Celestica's established benefit plans for employees from time to time. Each agreement provides for the executive to receive an amount equivalent to 36 months' salary if Celestica terminates the executive's employment, other than for cause, subject to reduction if the executive earns replacement earnings during such period from other sources.

                        REPORT ON EXECUTIVE COMPENSATION

    It is the responsibility of the Compensation Committee to define and communicate compensation policy and principles that reflect and support the Corporation's strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following:

    - Review and recommend to the Board of Directors the Corporation's compensation strategy, including plan design, performance targets and program administration;

    - Recommend to the Board of Directors the compensation of the Chief Executive Officer based on the Board of Directors' assessment of the annual performance of the Chief Executive Officer;

    - Review and recommend to the Board of Directors the compensation of the Named Executive Officers and other senior managers whose compensation is subject to review by the Board of Directors;

    - Review the Corporation's succession plans for key executive positions; and

    - Review and approve material changes to the Corporation's organizational structure and human resource policies.

COMPENSATION PHILOSOPHY AND OBJECTIVES

    Celestica's goal is to be the premier full service electronics manufacturing services provider through leadership in technology, quality and supply chain management. Celestica believes that its highly skilled workforce and unique culture represent a distinct competitive advantage and are fundamental to achieving Celestica's strategic objectives. Celestica has developed a unique entrepreneurial, participative and team-based culture, which is driven by the desire to continually exceed customer expectations. The knowledge, skill, experience and commitment of all employees, and especially that of senior management, is of critical importance to the achievement of Celestica's strategic objectives and successful operation of its business. The compensation of the Corporation's executives is designed to attract, motivate and retain executives who have the experience, ability and flexibility to achieve the Corporation's goals.

    The Corporation's executive compensation policies and practices are designed to: (1) align the interests of the executive officers with the interests of the Corporation's shareholders; (2) link executive compensation to the performance of the Corporation relative to its competitors and the contribution of the individual to such performance; and (3) compensate executive officers at a level and in a manner that ensures the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities.

    The compensation of Celestica's executive officers is comprised of three components: base salary, annual incentives and long-term incentives. The Corporation does not have a target weighting for each component within the total compensation mix but targets a median level of compensation for each component as well as for total compensation with reference to a comparator group of companies. The comparator group is comprised of similarly-sized companies in the electronics manufacturing sector and closely related industries in the U.S. Additional information on each of these components is detailed in the individual sections below.

    The Corporation's executive officers participate in health, dental, life insurance and long-term disability insurance programs on the same basis as offered to other employees in the country in which they are employed.

BASE SALARY

    Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices. Celestica references the median level of base salaries at similarly sized companies in the electronics manufacturing services industry and closely related industries in the U.S.

    To ensure that Celestica will continue to attract and retain qualified and experienced executive officers, base salaries are reviewed annually and adjusted as appropriate. Base salaries are not directly linked to specific corporate performance; however the Corporation considers the level of corporate performance achieved in the prior year as well as the expected level of performance for the current year in establishing base salaries for a given year. For example, the difficult business environment in 2001 was a factor in the Corporation implementing a general salary freeze for executives in 2002 as compared to 2001.

ANNUAL INCENTIVES

    The Corporation's executives participate in the Celestica Executive Team Incentive Plan. In 2002, awards under this plan were based on pre-determined targets for financial performance, customer satisfaction ratings and employee satisfaction ratings as well as the performance of the Corporation relative to its direct competitors on key financial metrics. The Chief Executive Officer and the President evaluate each executive's performance in accordance with the Corporation's stated values and principles, teamwork and the executive's special accomplishments. Based on this individual assessment, the amount of the executive's earned award may increase or decrease by as much as 50%.

    All of Celestica's employees in eligible geographies, other than executives, participate in the Celestica Team Incentive Plan. In 2002, awards under this plan were based on financial performance, customer satisfaction ratings and individual performance. Under Celestica's Performance and Development Plan, each participant establishes personal objectives at the beginning of each year that are aligned with the Corporation's annual business objectives. At the end of the year, each participant's accomplishments and results with respect to his or her objectives are reviewed and assessed by his or her manager. The participant's rating is then used in the determination of the actual award to be paid.

    As stated, payment of awards under both plans is contingent on the achievement of certain targets related to financial and operational performance. In 2002, no awards were paid under the Celestica Team Incentive Plan or the Celestica Executive Team Incentive Plan since the Corporation did not meet the targets for payout under the plans.

LONG-TERM INCENTIVES

    Celestica currently has two active long-term incentive plans for its employees: the Long-Term Incentive Plan and the Employee Share Ownership Plan.

    LONG-TERM INCENTIVE PLAN (THE "LTIP")

    The objectives of Celestica's LTIP are: (i) to align employee interests with those of shareholders; (ii) to reward employees for their contribution to Celestica's success; and (iii) to allow the Corporation to attract and retain the qualified and experienced personnel who are critical to the Corporation's success. Under the terms of this plan, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants of Celestica, its subsidiaries and other companies or partnerships in which Celestica has a significant investment. Since the objectives of the LTIP are to incent appropriate behaviours over the longer term, the current financial performance of the Corporation does not have a direct impact on awards under the LTIP.

    Stock options are currently granted annually to eligible employees, under Celestica's LTIP, based on the recommendation of the management of each business unit and are subject to the approval of the CEO. The Compensation Committee recommends option grants for the Named Executive Officers to the Board of Directors for approval. The total number of stock options to be granted in a given year is established after taking into account the number of options to be granted in that year relative to the total number of shares outstanding (burn rate) as well as the total number of stock options outstanding relative to the total number of shares outstanding (overhang). The Corporation targets a maximum level for both burn rate and overhang after taking into account competitive practice with reference to the comparator group referenced above as well as its direct competitors. The Compensation Committee approves the total number of stock options to be granted in a given year.

    EMPLOYEE SHARE OWNERSHIP PLAN (THE "CESOP")

    The CESOP enables eligible employees, including executive officers, to acquire Subordinate Voting Shares, so as to encourage continued employee interest in Celestica's operation, growth and development. Under the CESOP, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Corporation will contribute 25% of the amount of the employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase Subordinate Voting Shares of the Corporation on the open market.

EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS (THE "ESPO PLANS")

    Celestica has issued Subordinate Voting Shares and has granted options to acquire Subordinate Voting Shares for the benefit of certain of its employees and executives pursuant to the ESPO Plans which were in effect prior to Celestica's initial public offering. No further options or Subordinate Voting Shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

    Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase Subordinate Voting Shares and, in connection with such purchase, receive options to acquire an additional number of Subordinate Voting Shares based on the number of Subordinate Voting Shares acquired by them under the ESPO Plans (on average, approximately 1.435 options for each Subordinate Voting Share acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the corresponding Subordinate Voting Shares acquired under the ESPO Plans.

    Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vest over a period of five years beginning December 31, 1998. All options granted under the ESPO Plan were fully vested as of December 31, 2002. All Subordinate Voting Shares acquired by employees under the ESPO Plans are held either by the employee, or by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

CHIEF EXECUTIVE OFFICER

    The compensation package of the Chief Executive Officer is approved by the Board of Directors, based upon the recommendations of the Compensation Committee, which are in turn based on a performance assessment led by the Nominating and Corporate Governance Committee.

    The Chief Executive Officer's compensation package consists of base salary, annual incentives, long-term incentives and benefits as described above. As described under "Compensation Philosophy", the Corporation targets a median level of compensation for each component as well as for total compensation with reference to the same comparator group of companies in closely related industries in the U.S.

    In establishing the Chief Executive Officer's base salary for a given year, the Compensation Committee takes into account Mr. Polistuk's contribution in terms of leadership in the management of the Corporation as well as the global scope and size of the Corporation's operations. The Corporation also considers the level of corporate performance achieved in the prior year as well as the expected level of performance for the current year in establishing the Chief Executive Officer's base salary for a given year. As stated previously, in light of the difficult business environment in 2001 and the general salary freeze implemented for executives, there was no increase in the Chief Executive Officer's salary in 2002 over 2001.

    Mr. Polistuk participates in the Celestica Executive Team Incentive Plan on the same basis as other executives. Consistent with all other employees of the Corporation, Mr. Polistuk did not receive an award under this plan for 2002 as the Corporation did not meet the targets for payout under the plan.

    Mr. Polistuk did receive an award under the Celestica's LTIP. Details of this award are provided in the table outlining compensation of the Named Executive Officers.

    In summary, in 2002, Mr. Polistuk received a salary of $700,000, no award under the Celestica Executive Team Incentive Plan and a LTIP award. In addition, the Corporation incurred an expense of $608,789 with respect to Mr. Polistuk's participation in the defined benefit portion of the Canadian Pension Plan.

Report presented by the Compensation Committee:

William Etherington (Chairman)
Robert Crandall
Dick Love
Anthony Melman
Don Tapscott

                           COMPENSATION OF DIRECTORS

    Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. These directors receive an annual retainer fee of $25,000 and a fee of $2,500 for each meeting of the Board of Directors attended and each meeting attended of a Committee of the Board of Directors of which the director is a member. Meetings of directors are expected to occur at least quarterly. In lieu of receiving such retainer and attendance fees in cash, these directors may elect, at the time they are first elected or appointed to Celestica's Board of Directors, to receive their fees in Subordinate Voting Shares. Directors who joined the Board of Directors at or about the time of the Corporation's Initial Public Offering receive an annual retainer and per meeting fee of 2,860 and 286 Subordinate Voting Shares respectively. Under the Directors' Compensation Plan adopted in July 2001, the number of shares to be paid to other eligible directors in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of Subordinate Voting Shares on the New York Stock Exchange (the "NYSE") on the date of the meeting, and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of Subordinate Voting Shares on the NYSE on the last day of the quarter. Each director has the right to elect to defer payment of his fees. Grants of Subordinate Voting Shares for such purposes may not exceed an aggregate of 500,000 Subordinate Voting Shares. The aggregate compensation paid in 2002 by the Corporation to its directors in their capacity as directors was $60,000 and the right to receive, in the aggregate, 77,830 Subordinate Voting Shares. The delivery of these shares was deferred until the respective directors cease to be directors of Celestica. Mr. Crandall also receives an annual grant of 10,000 Performance Units, convertible into Subordinate Voting Shares upon his retirement from the Board of Directors, in his capacity as Chairman of the Executive Committee.

    In 2002, eligible directors were issued, in aggregate, options to acquire 10,000 Subordinate Voting Shares, pursuant to the LTIP, at an exercise price of US$32.40.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

    As at February 28, 2003, Celestica had guaranteed $1,930,999 aggregate indebtedness of certain officers of Celestica incurred in connection with the purchase of Subordinate Voting Shares. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica.

     INDEBTEDNESS OF SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS(1)

                                                              LARGEST AMOUNT        AMOUNT OUTSTANDING
                                                                OUTSTANDING               AS AT
NAME AND PRINCIPAL POSITION                                   DURING 2002(1)     FEBRUARY 28, 2003(1),(2)
---------------------------                                   ---------------   --------------------------
J. Marvin MaGee.............................................    $  166,618              $  166,618
PRESIDENT AND CHIEF OPERATING OFFICER
Toronto, Ontario

R. Thomas Tropea............................................    $  436,828              $  436,828
VICE-CHAIRMAN, GLOBAL CUSTOMER UNITS AND WORLDWIDE MARKETING
  AND BUSINESS DEVELOPMENT
Raleigh, North Carolina

Daniel P. Shea..............................................    $  301,299              $  301,299
SENIOR VICE-PRESIDENT AND CHIEF TECHNOLOGY OFFICER
Toronto, Ontario

Rahul Suri..................................................    $1,026,254              $1,026,254
SENIOR VICE-PRESIDENT, CORPORATE DEVELOPMENT
Toronto, Ontario

------------

(1) All amounts are shown in U.S. dollars converted, where necessary, from Canadian dollars at an exchange rate of US$1.00 = C$1.4880.

(2) All guaranteed amounts incur interest at a rate equal to certain commercial banks' prime lending rates. The security for each of the guaranteed amounts is the purchased Subordinate Voting Shares.

    No securities were purchased by any director or officer during 2002 with the financial assistance of Celestica. No director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the fiscal year ended December 31, 2002.

         DIRECTORS AND OFFICERS INDEMNIFICATION AND LIABILITY INSURANCE

    Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

    Celestica participates in an umbrella insurance coverage program which benefits all Onex group companies. This policy, which was renewed on November 29, 2002 for a 12-month period, provides for aggregate coverage of $115,000,000. The policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of Celestica and its subsidiaries. Coverage under this policy is available to all Onex group companies on a first come basis to the aggregate amount of coverage. Celestica's prorated cost for this coverage is approximately $2,000,000. Limits available under the policy are in excess of a self-retention or deductible of $25,000,000 for each loss or claim.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    Good corporate governance is extremely important to the Corporation, its employees and shareholders.

    The Board of Directors and management have been following closely the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way. For example, in addition to other actions that have been taken, the Corporation has elected to comply on a voluntary basis with the CEO and CFO certification requirements applicable to quarterly financial reporting by U.S. companies under the SARBANES-OXLEY ACT OF 2002 ("SOX"). Under SOX rules, non-U.S. companies such as the Corporation are required to provide such certifications only in connection with annual filings.

    Although the introduction by the Toronto Stock Exchange ("TSX") of certain corporate governance listing standards (the "Proposed TSX Listing Standards") and certain amendments to its corporate governance guidelines (the "Proposed TSX Amendments") have not yet advanced past the proposal stage, the Corporation has begun the process of conforming its governance standards to those being proposed.

    Similarly, although changes in the corporate governance requirements proposed by the NYSE (the "Proposed NYSE Amendments") have not yet been finalized and may not be applicable to non-U.S. companies, the Corporation is proceeding to conform its governance practices to the proposed amendments and intends to comply with the final standards.

    The Corporation's statement of corporate governance practices is set out in Schedule A. In addition to describing the Corporation's governance practices with reference to the TSX Corporate Governance Guidelines, Schedule A indicates how those governance practices align with the requirements and U.S. Securities and Exchange Commission proposed regulations under SOX, the Proposed NYSE Amendments, the Proposed TSX Listing Standards and the Proposed TSX Amendments.

                               PERFORMANCE GRAPH

    The Subordinate Voting Shares of the Corporation have been listed and posted for trading under the symbol "CLS" on the TSX and the NYSE since June 30, 1998. The following chart compares the cumulative total shareholder return of $100 invested in Subordinate Voting Shares of the Corporation on June 30, 1998 with the cumulative total shareholder return of the S&P/TSX Composite Index(1) for the period June 30, 1998 to December 31, 2002.

                                   [GRAPHIC]

------------

(1) The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question.

                          PARTICULARS OF OTHER MATTERS

    Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

                           AVAILABILITY OF DOCUMENTS

    The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents:

    (a) one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

    (b) one copy of the comparative financial statements of the Corporation for the year ended December 31, 2002, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Corporation subsequent thereto; and

    (c) the Corporation's management proxy circular for its last annual meeting of shareholders.

                                  CERTIFICATE

    The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

    Toronto, Ontario, March 18, 2003.

                                          By Order of the Board of Directors

                                          [SIG]

                                          Elizabeth L. DelBianco
                                          Vice-President, General Counsel
                                          and Secretary

                                   SCHEDULE A
                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    The Corporation's statement of corporate governance practices is set out below. In addition to describing the Corporation's governance practices with reference to the TSX Corporate Governance Guidelines ("TSX Guidelines"), the statement indicates how those governance practices align with the requirements and proposed regulations under the Sarbanes-Oxley Act of 2002 ("SOX"), the Proposed NYSE Amendments, the Proposed TSX Listing Standards and the Proposed TSX Amendments, as defined in the body of the Circular.

                       REQUIREMENT                                          COMMENTS
1.       MANDATE OF THE BOARD
         The Board of Directors should explicitly           The Board of Directors has assumed
         assume responsibility for stewardship of           responsibility for the stewardship of
         the Corporation. (TSX Guidelines) (The             the Corporation and is in the process of
         Proposed TSX Amendments state that the             adopting a formal mandate.
         Board should adopt a formal mandate
         setting out its stewardship
         responsibilities.)
         As part of the overall stewardship                 The Board has assumed responsibility
         responsibility, the Board should assume            specifically for the matters set out
         responsibility specifically for:                   below.
         (i)    adoption of a strategic planning            (i)    The adoption of a strategic
                process                                            planning process and the review
                                                                   and approval on an annual basis
                                                                   of a strategic plan which takes
                                                                   into account the opportunities
                                                                   and risks of the business and
                                                                   long-term corporate objectives
                                                                   and industry positioning.
         (ii)   identification of principal risks           (ii)   Regular review of the
                and implementation of                              Corporation's overall business
                risk-managing systems                              risks and systems to address and
                                                                   manage such risks.
         (iii)  succession planning, including              (iii)  Succession planning for key
                appointing, training and                           senior management positions, and
                monitoring management                              the CEO in particular, and skills
                                                                   assessments of individuals
                                                                   identified to fill key roles.
         (iv)   communications policy                       (iv)   Review and approval of the
                                                                   Corporation's Fair Disclosure
                                                                   Policy -- which addresses
                                                                   interaction with analysts and
                                                                   investors, timely disclosure and
                                                                   avoidance of selective
                                                                   disclosure -- and contents of all
                                                                   major disclosure documents such
                                                                   as the Annual Information Form,
                                                                   the Management Information
                                                                   Circular and all Prospectuses.
         (v)    the integrity of internal control           (v)    The integrity of the
                and management information                         Corporation's internal business
                systems.                                           controls and management
                                                                   information systems, which the
                                                                   Board and the Audit Committee
                                                                   monitor and assess regularly with
                                                                   management and with the external
                                                                   auditors.

                       REQUIREMENT                                          COMMENTS
2.       COMPOSITION OF THE BOARD
         At least two directors must be                     A majority of the directors of the
         unrelated. (Proposed TSX Listing                   Corporation are unrelated.
         Standards)
                                                            At the date of this Circular, eight of
         Majority of directors should be                    the nine members of the Board of
         "unrelated" (free from conflicting                 Directors are "unrelated", both as that
         interest). (TSX Guidelines)                        term is defined in the existing TSX
                                                            Guidelines and as it is defined in the
                                                            Proposed TSX Amendments. Roger Martin
                                                            and Michio Naruto are not standing for
                                                            re-election as directors. Charles Szuluk
                                                            is being proposed for election as a
                                                            director. If the shareholders elect the
                                                            individuals being proposed for election
                                                            in this Circular, seven of the eight
                                                            members of the Board of Directors will
                                                            be unrelated.
                                                            Onex Corporation is a significant
         Board should include a number of                   shareholder of the Corporation. At the
         directors unrelated to the corporation             date of this Circular, seven directors
         or the significant shareholder that                (78% of the Board) are unrelated to Onex
         fairly reflects the investment in the              and six directors (67% of the Board) are
         corporation by shareholders other than             unrelated to both Onex and to
         the significant shareholder. (TSX                  management. Following the upcoming
         Guidelines)                                        annual meeting, if the shareholders
                                                            elect the individuals being proposed for
                                                            election in this Circular,
                                                            six directors (75% of the Board) will be
                                                            unrelated to Onex and five directors
                                                            (63% of the Board) will be unrelated to
                                                            both Onex and to management. This is the
                                                            case both as "unrelated" is defined in
                                                            the existing TSX Guidelines and as
                                                            "unrelated" is defined in the Proposed
                                                            TSX Amendments.
         Majority of the directors should be                At the date of this Circular, eight of
         independent. (Proposed NYSE Amendments)*           the directors (89% of the Board) are
                                                            "independent" for purposes of the
                                                            Proposed NYSE Amendments.

         * This provision does not apply to                 If the shareholders elect the
         companies with a controlling                       individuals being proposed for election,
         shareholder, such as the Corporation;              seven directors (88% of the Board) will
         however the Corporation is adopting this           be independent for purposes of the
         standard on a voluntary basis.                     Proposed NYSE Amendments.

                       REQUIREMENT                                          COMMENTS
3.       DETERMINATION OF STATUS OF DIRECTORS
         Disclose for each director whether he or           The Board of Directors has considered
         she is related, and how that conclusion            the relationship of each of its
         was reached.                                       directors to the Corporation.

                                                            -      Mr. Polistuk is a related
                                                                   director because he is the CEO of
                                                                   the Corporation.

                                                            -      Mr. Schwartz and Mr. Melman are
                                                                   shareholders, officers and/or
                                                                   directors of Onex. The TSX
                                                                   Guidelines and Proposed TSX
                                                                   Amendments are clear that
                                                                   interests and relationships that
                                                                   arise solely from shareholdings
                                                                   do not preclude a director from
                                                                   being considered unrelated. This
                                                                   is consistent with the
                                                                   determination of "independence"
                                                                   under the Proposed NYSE
                                                                   Amendments which state that, as
                                                                   the concern is independence from
                                                                   management, ownership of even a
                                                                   significant amount of stock is
                                                                   not a bar to a finding of
                                                                   independence.

                                                                   The Board has considered the
                                                                   relationship arising from a
                                                                   services agreement that is in
                                                                   place between the Corporation and
                                                                   Onex. The agreement does not
                                                                   involve the delegation to Onex of
                                                                   any aspect of the management of
                                                                   the business and affairs of
                                                                   Celestica, provides for payment
                                                                   obligations which are not
                                                                   material to either Celestica or
                                                                   Onex, and does not, in the view
                                                                   of the Board, interfere with the
                                                                   ability of Messrs. Schwartz or
                                                                   Melman to act independently of
                                                                   management. The Board has
                                                                   accordingly determined that
                                                                   Messrs. Schwartz and Melman are
                                                                   unrelated directors.

                       REQUIREMENT                                          COMMENTS
3.       DETERMINATION OF STATUS OF DIRECTORS (CONTINUED)
                                                            -      The definition of "unrelated
                                                                   director" in the Proposed TSX
                                                                   Amendments suggests that an
                                                                   employee of an affiliate cannot
                                                                   be considered unrelated. The
                                                                   Corporation has received advice
                                                                   that the TSX agrees that this
                                                                   provision was included in the
                                                                   Proposed TSX Amendments in error
                                                                   and that it will be removed
                                                                   before the Proposed TSX
                                                                   Amendments are released for
                                                                   public comment. Relying on this
                                                                   advice and on the analysis above,
                                                                   the Board considers
                                                                   Messrs. Schwartz and Melman
                                                                   unrelated for purposes of the
                                                                   Proposed TSX Amendments.

                                                            -      Messrs. Crandall, Etherington,
                                                                   Love, Martin, Naruto and Tapscott
                                                                   have no material business or
                                                                   other relationship with the
                                                                   Corporation or members of the
                                                                   Corporation's management, other
                                                                   than their positions as
                                                                   directors, optionees and
                                                                   shareholders, and, as a result,
                                                                   the Board of Directors has
                                                                   determined that each of these
                                                                   directors is an unrelated
                                                                   director.

                                                            -      Mr. Szuluk has been proposed for
                                                                   election as a director at the
                                                                   upcoming meeting of shareholders.
                                                                   He does not have any material
                                                                   business relationship with the
                                                                   Corporation or members of the
                                                                   Corporation's management, other
                                                                   than his proposed position as a
                                                                   director of the Corporation.
         Board must affirmatively determine                 The Board has affirmatively determined
         independence, subject to certain tests             that Messrs. Crandall, Etherington,
         set out in the Proposed NYSE Amendments.           Love, Martin, Melman, Schwartz, Naruto
                                                            and Tapscott (as well as Mr. Szuluk, who
                                                            has been proposed for election as a
                                                            director at the upcoming meeting of
                                                            shareholders) are independent. (See
                                                            discussion above regarding determination
                                                            that these directors are unrelated.)

                       REQUIREMENT                                          COMMENTS
4.       NOMINATING/CORPORATE GOVERNANCE COMMITTEE
         Appoint a Committee composed of                    The Board has a Nominating and Corporate
         non-management directors, a majority of            Governance Committee. The mandate of
         whom are unrelated directors,                      this committee is posted on the
         responsible for the                                Corporation's web site. The members of
         appointment/assessment of directors.               the Nominating and Corporate Governance
         (TSX Guidelines)                                   Committee are Messrs. Crandall,
                                                            Etherington, Love, Melman and Tapscott,
                                                            each of whom is an unrelated director.
         Have a nominating/corporate governance             The Nominating and Governance Committee
         committee composed entirely of                     has a written mandate that addresses all
         independent directors, with a written              of the matters in the Proposed NYSE
         charter that addresses certain matters             Amendments. This mandate is posted on
         set out in the Proposed NYSE                       the Corporation's web site. Each of the
         Amendments.*                                       members of the Nominating and Corporate
                                                            Governance Committee (named above) is an
                                                            independent director.
         * This provision does not apply to
         companies with a controlling
         shareholder, such as the Corporation;
         however the Corporation is adopting this
         standard on a voluntary basis.
5.       BOARD ASSESSMENT
                                                            The Nominating and Corporate Governance
         Implement a process for assessing the              Committee is charged with the
         effectiveness of the Board, its                    responsibility for developing and
         Committees and individual directors.               recommending to the Board a process for
                                                            assessing the effectiveness of the Board
                                                            as a whole, the committees of the Board
                                                            and the contribution of individual
                                                            directors. It is also responsible for
                                                            overseeing the execution of the
                                                            assessment process approved by the
                                                            Board. The Nominating and Corporate
                                                            Governance Committee is currently
                                                            overseeing the design of an assessment
                                                            program appropriate for the Board and
                                                            its Committees.

                                                            As part of its written mandate, each of
                                                            the Nominating and Corporate Governance
                                                            Committee, the Compensation Committee
                                                            and the Audit Committee is required to
                                                            assess its performance on an annual
                                                            basis.

                       REQUIREMENT                                          COMMENTS
6.       ORIENTATION AND EDUCATION
         Provide orientation and education                  New directors are oriented to the
         programs for new directors. (TSX                   business and affairs of the Corporation
         Guidelines)                                        through discussions with management and
                                                            other directors and by periodic
                                                            presentations from senior management on
                                                            major business, industry and competitive
                                                            issues.
         Provide ongoing education for all                  Management and outside advisors provide
         directors. (Proposed TSX Amendments)               information and education sessions to
                                                            the Board and its Committees as
                                                            necessary to keep the directors
                                                            up-to-date with the Corporation, its
                                                            business and the environment in which it
                                                            operates as well as with developments in
                                                            the responsibilities of directors.
7.       SIZE AND COMPOSITION OF THE BOARD
         Examine the size of the Board with a               The Board of Directors believes that its
         view to determining the impact of the              size is appropriate given the size and
         number on effectiveness of                         complexity of the Corporation's business
         decision-making. (TSX Guidelines)                  and that it facilitates effective
                                                            decision-making.
         Examine the size and composition of the            The directors of the Corporation are
         Board and undertake a program to                   satisfied with the size of the Board and
         establish a Board comprised of members             believe that the current Board
         who facilitate effective decision                  composition results in a balanced
         making. (Proposed TSX Amendments)                  representation on the Board of Directors
                                                            among management, the significant
                                                            shareholder and unrelated directors.
                                                            Directors bring a balance of skills and
                                                            experience necessary for the Board to
                                                            discharge its oversight function
                                                            effectively.
8.       COMPENSATION
         Review the adequacy and form of                    The Board of Directors has considered
         compensation of directors in light of              the remuneration paid to directors and
         risks and responsibilities. (TSX                   considers it appropriate in light of the
         Guidelines)                                        time commitment and risks and
                                                            responsibilities involved.

                       REQUIREMENT                                          COMMENTS
8.       COMPENSATION (CONTINUED)
         Committee of the Board comprised solely            The Board has a Compensation Committee.
         of unrelated directors should review the           The Compensation Committee has a written
         adequacy and form of the compensation of           mandate which includes reviewing the
         senior management and directors, with              adequacy and form of compensation of
         such compensation realistically                    senior management and the directors,
         reflecting the responsibilities and                with such compensation realistically
         risks of such positions. (Proposed TSX             reflecting the responsibilities and
         Amendments)                                        risks of such positions. The mandate has
                                                            been posted on the Corporation's web
                                                            site. The members of the Compensation
                                                            Committee are Messrs. Etherington,
                                                            Crandall, Love, Melman and Tapscott,
                                                            each of whom is an unrelated director.
         Have a compensation committee composed             The Board has a Compensation Committee.
         entirely of independent directors, with            The mandate of this committee includes
         a written charter that addresses certain           responsibility for all of the matters
         matters set out in the Proposed NYSE               contemplated under the Proposed NYSE
         Amendments.*                                       Amendments. The mandate has been posted
                                                            on the Corporation's web site. Each of
                                                            the members of the Compensation
                                                            Committee (named above) is an
                                                            independent director.
         * This provision does not apply to
         companies with a controlling
         shareholder, such as the Corporation;
         however, the Corporation is adopting
         this standard on a voluntary basis.
9.       COMPOSITION OF COMMITTEES
         Committees should generally be composed            The Board of Directors has established
         of non-management directors, the                   three standing committees of directors
         majority of whom are unrelated. (TSX               (the Audit Committee, the Compensation
         Guidelines)                                        Committee and the Nominating and
                                                            Corporate Governance Committee), each
                                                            with a specific mandate and each of
                                                            which is comprised entirely of unrelated
                                                            directors.
                                                            The Board also has an Executive
                                                            Committee which meets on an AD HOC
                                                            basis. Consistent with the TSX
                                                            Guidelines, the Executive Committee is
                                                            comprised of a majority of unrelated
                                                            directors. The members of the Executive
                                                            Committee are Messrs. Polistuk,
                                                            Crandall and Melman.
10.      GOVERNANCE COMMITTEE
         The Board should assume responsibility             The Nominating and Corporate Governance
         for, or appoint a Committee responsible            Committee is responsible for making
         for, approach to corporate governance              recommendations to the Board relating to
         issues. This committee would, among                the Corporation's approach to corporate
         other things, be responsible for the               governance and is responsible for the
         Corporation's response to the TSX                  Corporation's Statement of Corporate
         Guidelines. (TSX Guidelines)                       Governance.

                       REQUIREMENT                                          COMMENTS
11.      POSITION DESCRIPTIONS
                                                            The Board of Directors has developed a
         Develop position descriptions for the              position description for the CEO and, as
         Board and for the CEO, including the               stated in Item 1, will adopt a formal
         definition of limits for management's              mandate for the Board. The Board of
         responsibilities.                                  Directors requires management to obtain
                                                            the Board of Directors' approval for all
                                                            significant decisions, including major
                                                            financings, acquisitions, dispositions,
                                                            budgets and capital expenditures. The
                                                            Board of Directors expects management to
                                                            keep it aware of the Corporation's
                                                            performance and events affecting the
                                                            Corporation's business, including
                                                            opportunities in the marketplace and
                                                            adverse or positive developments. The
                                                            Board of Directors retains
                                                            responsibility for any matter that has
                                                            not been delegated to senior management
                                                            or to a committee of directors.
         The Board should develop the corporate             The Board of Directors approves specific
         objectives, which the CEO is responsible           financial and business objectives, which
         for meeting.                                       will be used as a basis for measuring
                                                            the performance of the CEO.
12.      PROCEDURES TO ENSURE INDEPENDENCE
         Establish appropriate procedures to                If the shareholders elect the
         enable the Board to function                       individuals being proposed for election
         independently of management.                       in this Circular, the Board of Directors
                                                            will include only one director who is a
                                                            member of the Corporation's management,
                                                            while seven directors are not part of
                                                            the Corporation's management.
         An appropriate structure would be to               Mr. Polistuk, who is the CEO, currently
         (i) appoint a Chairman of the Board who            serves as Chairman of the Board of
         is not a member of management with                 Directors. The Board of Directors is of
         responsibility to ensure that the Board            the view that appropriate structures and
         discharges its responsibilities or                 procedures are in place to allow the
         (ii) adopt alternate means such as                 Board to function independently of
         assigning this responsibility to a                 management while continuing to provide
         committee of the Board or to a director,           the Corporation with the benefit of
         sometimes referred to as the "lead                 having a Chairman of the Board with
         director". (TSX Guidelines)                        extensive experience and knowledge of
                                                            the Corporation's business.

                       REQUIREMENT                                          COMMENTS
12.      PROCEDURES TO ENSURE INDEPENDENCE (CONTINUED)
                                                            The Board has created the position of
                                                            lead director and has appointed
                                                            Mr. Crandall to that position.
                                                            Mr. Crandall is also chair of the
                                                            Nominating and Corporate Governance
                                                            Committee.

                                                            The non-management members of the Board
                                                            meet without management present as part
                                                            of every Board of Directors meeting.
                                                            Mr. Crandall presides at these meetings.
                                                            The Board of Directors also has access
                                                            to information independent of management
                                                            through the Corporation's external
                                                            auditors and outside advisors.
         Appropriate procedures may involve the             See disclosure above.
         Board meeting on a regular basis without
         management present or may involve
         expressly assigning responsibility for
         administering the Board's relationship
         to management to a committee of the
         Board. (TSX Guidelines and Proposed NYSE
         Amendments)
13.      COMPOSITION OF THE AUDIT COMMITTEE
                                                            The members of the Audit Committee are
         The Audit Committee should be composed             Messrs. Martin, Crandall, Love,
         only of outside directors. (TSX                    Etherington and Tapscott. The
         Guidelines).                                       composition of the Audit Committee meets
                                                            the requirements under the TSX
                                                            Guidelines (outside directors only), the
                                                            Proposed TSX Amendments (unrelated
                                                            directors only), SOX (independent
                                                            directors only) and the Proposed NYSE
                                                            Amendments (independent directors only).
         The Audit Committee must be composed of            See above.
         a majority of unrelated directors and
         should be composed only of unrelated
         directors. (Proposed TSX Listing
         Standards)
         The Audit Committee should be composed             See above.
         only of independent directors, defined
         with respect to the Audit Committee in
         accordance with the Proposed NYSE
         Amendments. (Proposed NYSE Amendments)
         The Audit Committee must be composed               See above.
         only of independent directors. (SOX)

                       REQUIREMENT                                          COMMENTS
13.      COMPOSITION OF THE AUDIT COMMITTEE (CONTINUED)
         QUALIFICATIONS

         All members of the Audit Committee                 The Board has determined that all
         should be financially literate.                    members of the Audit Committee are
         (Proposed TSX Amendments)                          financially literate, since each member
                                                            has the ability to read and understand a
                                                            balance sheet, an income statement, a
                                                            cash flow statement and the notes
                                                            attached thereto.
         At least one member of the Audit                   The Board has determined that
         Committee should have accounting or                Messrs. Crandall and Etherington have
         related financial expertise. (Proposed             accounting or financial expertise, since
         TSX Amendments)                                    they each have the ability to analyse
                                                            and interpret a full set of financial
                                                            statements, including the notes thereto,
                                                            in accordance with generally accepted
                                                            accounting principles.
         At least one member of the Audit                   The Board has considered the extensive
         Committee should be an Audit Committee             financial experience of each of
         financial expert. (SOX)                            Mr. Crandall and Mr. Etherington,
                                                            including their respective experience
                                                            serving as the Chief Financial Officer
                                                            of a large U.S. and/or Canadian
                                                            organization, and has determined that
                                                            each of them is an audit committee
                                                            financial expert within the meaning of
                                                            SOX.
         The roles and responsibilities of the              See item 14 below.
         Audit Committee should be specifically
         defined so as to provide appropriate
         guidance to Audit Committee members as
         to their duties. (TSX Guidelines)
         INTERNAL CONTROLS
         Audit Committee duties should include              The Audit Committee oversees management
         oversight responsibility for management            reporting on the Corporation's internal
         reporting on internal control. While it            controls. The Committee annually reviews
         is management's responsibility to design           and approves the mandate and plan of the
         and implement an effective system of               internal audit department. The internal
         internal control, it is the                        auditor is required to report regularly
         responsibility of the Audit Committee to           to the Committee and the Committee has
         ensure that management has done so. (TSX           direct communication channels with the
         Guidelines)                                        internal auditors to discuss and review
                                                            specific issues as appropriate.

         RESOURCES
         The Audit Committee must have the                  As part of the written mandate of the
         authority and resources to engage and              Audit Committee, the Audit Committee has
         pay outside advisors. (SOX)                        the authority to retain such outside
                                                            legal, accounting or other advisors as
                                                            it may consider appropriate. The Audit
                                                            Committee is not required to obtain the
                                                            approval of the Board in order to retain
                                                            or compensate such advisors.

                       REQUIREMENT                                          COMMENTS
13.      COMPOSITION OF THE AUDIT COMMITTEE (CONTINUED)
         INTERNAL AUDIT FUNCTION
         Have an internal audit function.                   The Corporation has a well-developed
         (Proposed NYSE Amendments)                         internal audit function, which it
                                                            complements through the use of external
                                                            advisors for specific projects and in
                                                            jurisdictions where specialized
                                                            expertise is required.
         HIRING AND FIRING EXTERNAL AUDITOR
         The Audit Committee is to have sole                The Audit Committee has sole authority
         authority to hire and fire independent             for recommending the person to be
         auditors and approve any significant               proposed to the Corporation's
         non-audit relationship with the                    shareholders for appointment as external
         independent auditors. (Proposed NYSE               auditor and whether, at any time, the
         Amendments)                                        incumbent external auditor should be
                                                            removed from office. The Audit Committee
                                                            must pre-approve any non-audit services
                                                            by the independent auditors.
         COMMUNICATIONS WITH EXTERNAL AUDITOR
         The Audit Committee should have direct             The Audit Committee has direct
         communication channels with the internal           communication channels with the internal
         and the external auditors to discuss and           and external auditors to discuss and
         review specific issues as appropriate.             review specific issues as appropriate.
         (TSX Guidelines)                                   The Audit Committee meets with each of
                                                            the internal auditor and the external
                                                            auditor in the absence of management as
                                                            part of every Audit Committee meeting.
14.      AUDIT COMMITTEE MANDATE
         The Audit Committee must have a charter            The Audit Committee has a well-defined
         that sets out explicitly the role and              mandate which sets out its relationship
         oversight responsibility with respect to           with, and expectations of, the external
         certain matters. (Proposed TSX Listing             auditors, including the establishment of
         Standards)                                         the independence of the external auditor
                                                            and the approval of any non-audit
                                                            mandates of the external auditor; the
                                                            engagement, evaluation, remuneration and
                                                            termination of the external auditor; its
                                                            relationship with, and expectations of,
                                                            the internal auditor function and its
                                                            oversight of internal control; and the
                                                            disclosure of financial and related
                                                            information.
         The Audit Committee must have a written            The Audit Committee has a written
         charter that addresses certain matters             mandate that addresses all of the
         set out in the Proposed NYSE Amendments.           matters in the Proposed NYSE Amendments.
                                                            This mandate is posted on the
                                                            Corporation's web site.
         The Audit Committee must establish                 The Audit Committee's mandate includes
         procedures to deal with complaints                 responsibility for establishing such
         relating to the Corporation's                      procedures.
         accounting, internal accounting controls
         and auditing matters. (SOX)
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                                      A-11
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
                       REQUIREMENT                                          COMMENTS
15.      EXTERNAL ADVISORS
         Implement a system to enable individual            Each committee is empowered to engage
         directors to engage outside advisors, at           external advisors as it sees fit. Any
         the corporation's expense. The                     individual director is entitled to
         engagement of the outside advisor should           engage an outside advisor at the expense
         be subject to the approval of an                   of the Corporation provided that such
         appropriate committee of the Board. (TSX           director has obtained the approval of
         Guidelines)                                        the Nominating and Corporate Governance
                                                            Committee to do so.
OTHER MATTERS
16.      EQUITY COMPENSATION PLANS
         Shareholders must be given the
         opportunity to vote on all                         The Corporation has stock option and
         equity-compensation plans (except                  share purchase plans which were reviewed
         inducement options, plans relating to              by the TSX at the time of the
         mergers or acquisitions, and tax                   Corporation's initial public offering.
         qualified and excess benefit plans).               The TSX requires that any material
         (Proposed NYSE Amendments)                         amendments to those plans be approved by
                                                            shareholders.
17.      CORPORATE GOVERNANCE DISCLOSURE
         Adopt and disclose corporate governance            The Corporate Governance Committee is
         guidelines. (Proposed NYSE Amendments)             overseeing the development of corporate
                                                            governance guidelines as contemplated by
                                                            the Proposed NYSE Amendments. Many of
                                                            the governance practices contemplated by
                                                            the Proposed NYSE Amendments have been
                                                            part of the Corporation's governance
                                                            practices for some time and are
                                                            described in this Statement of Corporate
                                                            Governance Practices.
18.      CODE OF CONDUCT
         Adopt and disclose a code of business              The Corporation has had a Code of
         conduct and ethics for directors,                  Business Conduct in place since its
         officers and employees and promptly                inception. The Nominating and Corporate
         disclose any waivers of the code for               Governance Committee is in the process
         directors and executive officers.                  of reviewing that Code to confirm that
         (Proposed NYSE Amendments and Proposed             it encompasses all of the areas
         TSX Listing Standards)                             contemplated by the Proposed NYSE
                                                            Amendments. When this review has been
                                                            completed and any changes to the Code
                                                            have been approved by the Board of
                                                            Directors, the Corporation's Code of
                                                            Business Conduct will be posted on the
                                                            Corporation's web site.
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